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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )1

                       COMMONWEALTH BIOTECHNOLOGIES, INC.
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                    202739108
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                                 (CUSIP Number)

                GEORGE R. WHITTEMORE, MILLS VALUE ADVISER, INC.,
          707 EAST MAIN STREET, RICHMOND, VIRGINIA 23219 (804) 344-3804
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                OCTOBER 23, 1997
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 9 Pages)



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         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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     CUSIP No. 202739108           SCHEDULE 13D           Page 2 of 9 Pages
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------- ------------------------------------------------------------------------
 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Mills Value Adviser, Inc.
        I.R.S. ID #54-1410376
------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   |_|
                                                                     (b)   |_|
        Not Applicable
------- ------------------------------------------------------------------------
 3      SEC USE ONLY


------- ------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

        OO
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 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                  |_|

        Not Applicable
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 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        Virginia
----------------------- ------- ------------------------------------------------
      NUMBER OF          7      SOLE VOTING POWER

       SHARES                   -0-
                        ------- ------------------------------------------------
    BENEFICIALLY         8      SHARED VOTING POWER

    OWNED BY EACH               -0-
                        ------- ------------------------------------------------
      REPORTING          9      SOLE DISPOSITIVE POWER

     PERSON WITH                243,333
                        ------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
----------------------- ------- ------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        243,333
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 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |_|
        Not Applicable
------- ------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.0%
------- ------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

        IA (INVESTMENT ADVISER)
------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                       FOR
                            MILLS VALUE ADVISER, INC.


Item 1.     Security and Issuer

            This statement relates to the common stock, no par value per share ("Common Stock"), of Commonwealth Biotechnologies, Inc., 911 East Leigh Street, Suite G-19, Richmond, Virginia 23219 (the "Issuer").


Item 2.     Identity and Background

            Mills Value Adviser, Inc.

            Mills Value Adviser, Inc. (the "Corporation") is a corporation organized under the laws of the Commonwealth of Virginia. Its principal business is providing investment advisory services to its clients. The address of its principal business and principal office is 707 East Main Street, Richmond, VA 23219. During the past five years, the Corporation has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

            On March 28, 1996, the Corporation and Charles A. Mills, III, Chairman of the Board of the Corporation, in Cases # SEC 960020 and SEC 960022 entered into an admission and consent order which accepted an order of settlement alleging violations of Virginia Code Sections 13.1-504 A and 13.1-504 C by the Virginia State Corporation Commission. In particular, the order of settlement alleged that the Corporation temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor; that the Corporation temporarily employed an unregistered investment advisor representative; and that Mr. Mills temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor. Without admitting or denying the allegations, the Corporation paid $200.00 and Mr. Mills paid $2,500.00 to the Commonwealth of Virginia. The Corporation has undertaken measures to prevent a lapse in required registrations or other similar occurrence.

            Charles A. Mills, III

            (A)     Charles A. Mills, III

            (B)     707 East Main Street, Richmond, VA 23219



                                Page 3 of 9 Pages

            (C) Charles A. Mills, III is Chairman of the Board of the Corporation and also a director and Chairman of Anderson & Strudwick, Incorporated, a stock brokerage firm, whose address is the same as the Corporation's.

            (D) During the past five years, Charles A. Mills, III has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

            (E) On March 28, 1996, the Corporation and Charles A. Mills, III, Chairman of the Board of the Corporation, in Cases # SEC 960020 and SEC 960022 entered into an admission and consent order which accepted an order of settlement alleging violations of Virginia Code Sections 13.1-504 A and 13.1-504 C by the Virginia State Corporation Commission. In particular, the order of settlement alleged that the
                    Corporation   temporarily   transacted   business   in   the
                    Commonwealth of Virginia as an unregistered investment advisor; that the Corporation temporarily employed an unregistered investment advisor representative; and that Mr. Mills temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor. Without admitting or denying the allegations, the Corporation paid $200.00 and Mr. Mills paid $2,500.00 to the Commonwealth of Virginia. The Corporation has undertaken measures to prevent a lapse in required registrations or other similar occurrence.

            (F) Charles A. Mills, III is a citizen of the United States of America.

            George R. Whittemore

            (A)     George R. Whittemore

            (B)     707 East Main Street, Richmond, VA 23219

            (C) George R. Whittemore is President and a Director of the Corporation and is also Senior Vice President of Anderson & Strudwick, Incorporated, a stock brokerage firm, whose address is the same as the Corporation's.

            (D) During the past five years, George R. Whittemore has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

            (E) During the past five years, George R. Whittemore has not been a party to a civil proceeding of a judicial or administrative body



                                Page 4 of 9 Pages
                    of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (F) George R. Whittemore is a citizen of the United States of America.

            Blair J. Frantzen

            (A)     Blair J. Frantzen

            (B)     707 East Main Street, Richmond, VA 23219

            (C) Blair J. Frantzen is Secretary/Treasurer and a Director of the Corporation and a Vice President and a registered representative of Anderson & Strudwick, Incorporated, a stock brokerage firm whose address is the same as the Corporation's.

            (D)     During the past five years,  Blair J.  Frantzen has not been
                    convicted  in  a  criminal  proceeding,   excluding  traffic
                    violations or similar misdemeanors.

            (E) During the past five years, Blair J. Frantzen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (F) Blair J. Frantzen is a citizen of the United States of America.

            George W. Anderson

            (A)     George W. Anderson

            (B)     707 East Main Street, Richmond, VA 23219

            (C) George W. Anderson is a Director of the Corporation as well as a Senior Vice President of Anderson & Strudwick,
                    Incorporated, a stock brokerage firm, and President of Anderson & Strudwick Holding Corporation, both of whose addresses are the same as the Corporation's.



                               Page 5 of 9 Pages

            (D)     During the past five years,  George W. Anderson has not been
                    convicted  in  a  criminal  proceeding,   excluding  traffic
                    violations or similar misdemeanors.

            (E) During the past five years, George W. Anderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (F) George W. Anderson is a citizen of the United States of America.

            Todd J. Peters

            (A)     Todd J. Peters

            (B)     707 East Main Street, Richmond, VA 23219

            (C) Todd J. Peters is Vice President and Director of Marketing of the Corporation.

            (D)     During  the past five  years,  Todd J.  Peters  has not been
                    convicted  in  a  criminal  proceeding,   excluding  traffic
                    violations or similar misdemeanors.

            (E) During the past five years, Todd J. Peters has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (F)     Todd J. Peters is a citizen of the United States of America.


Item 3.     Source and Amount of Funds and Other Consideration

            The total amount of the funds used in making the purchases was $1,460,043. The source of the funds used in making the purchases was from client accounts for which the Corporation offers investment advice. A portion of the funds represents the conversion of bonds originally purchased by a client in a private placement that closed on June 25, 1997. The shares of Common Stock from the conversion



                               Page 6 of 9 Pages
            were registered as part of the Issuer's initial public offering on October 23, 1997.


Item 4.     Purpose of Transaction

            The Corporation, an investment advisory firm, purchased the shares of Common Stock for investment purposes on behalf of its client.

            There are no plans or proposals which the Corporation, Charles A. Mills, III, George R. Whittemore, Blair J. Frantzen, George W. Anderson, or Todd J. Peters may have that relate to or would result in:

            (A) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise disclosed herein;

            (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

            (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (E)     Any  material  change  in  the  present   capitalization  or
                    dividend policy of the Issuer;

            (F) Any other material change in the Issuer's business or corporate structure;

            (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;



                               Page 7 of 9 Pages

            (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

            (J)     Any action similar to any of those enumerated above.


Item 5.     Interest in Securities of the Issuer

            (A)     The  aggregate   number  and   percentage  of  Common  Stock
                    beneficially owned by the Corporation are 243,333 shares and 15.0%, respectively.

            (B) The Corporation has no power to vote or to direct the vote of the shares identified pursuant to Item 5(a). The Corporation has the sole power to dispose or to direct the disposition of all the shares identified pursuant to Item 5(a).

            (C) Transactions in the securities identified pursuant to Item 5(a) during the past 60 days are as follows:

  Beneficial       Trans.         Amount of         Price Per        Where/How
    Owner           Date         Transaction          Share           Effected

     MVA          10/23/97        $660,043            $6.00             IPO

     MVA          10/23/97        $800,000            $6.00        Conversion of
                                                                     bonds into
                                                                    Common Stock


            (D)     Not applicable.

            (E)     Not applicable.

            Charles A. Mills, III

            (A)     None

            (B)     None

            (C)     None

            (D)     Not applicable.

            (E)     Not applicable.



                               Page 8 of 9 Pages

            George  R. Whittemore

            (A)     None

            (B)     None

            (C)     None

            (D)     Not applicable.

            (E)     Not applicable.

            Blair J. Frantzen

            (A)     None

            (B)     None

            (C)     None

            (D)     Not applicable.

            (E)     Not applicable.

            George  W. Anderson

            (A)     None

            (B)     None

            (C)     None

            (D)     Not applicable.

            (E)     Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            None


Item 7.     Material to be Filed as Exhibits

            None



                               Page 9 of 9 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.


                                            MILLS VALUE ADVISER, INC.



Date:    October 23, 1997                   /s/ CHARLES A. MILLS, III
                                            ------------------------------------
                                            CHARLES A. MILLS, III
                                            Chairman of the Board



Date:    October 23, 1997                   /s/ GEORGE R. WHITTEMORE
                                            ------------------------------------
                                            GEORGE R. WHITTEMORE
                                            President/Director



Date:    October 23, 1997                   /s/ BLAIR J. FRANTZEN
                                            ------------------------------------
                                            BLAIR J. FRANTZEN
                                            Secretary/Treasurer/Dir.



Date:    October 23, 1997                   /s/ GEORGE W. ANDERSON
                                            ------------------------------------
                                            GEORGE W. ANDERSON
                                            Director



Attention:     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).